21001201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2021
Washington DC
416

SEC FILE NUMBER
8-70320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/06/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KARMEQ, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 WESTLAKE CENTER, SUITE 203
(No. and Street)

DALY CITY	CA	94015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CELESTE MOYE 415-672-0559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BPM LLP
(Name – *if individual, state last, first, middle name*)

600 CALIFORNIA ST, STE 600	SAN FRANCISCO	CA	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DARRELL YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KARMEQ, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

A. RODRIGUEZ
Comm. #2265587
Notary Public · California
San Mateo County
Comm. Expires Nov 2, 2022

Notary Public

Signature

PRINCIPAL AND CEO

Title

SEE ATTACHED JURAT/ACKNOWLEDGMENT FOR NOTARY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO)

On FEB 9, 2021 before me, A. RODRIGUEZ, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared DARRELL M YOUNG,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

A. RODRIGUEZ
Comm. #2265587
Notary Public - California
San Mateo County
Comm. Expires Nov 2, 2022

Signature [signature] **(Seal)**

KARMEQ, LLC

Statement of Financial Condition

December 31, 2020

With Independent Auditors' Report Thereon

PUBLIC DOCUMENT

BPM

600 California Street, Suite 600, San Francisco, CA 94108
Phone 415-421-5757 | Fax 415-288-6288 | bpm@bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of KARMEQ, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KARMEQ, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of KARMEQ, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BPM LLP

We have served as KARMEQ, LLC's auditor since 2020.

San Francisco, California

February 9, 2021

KARMEQ, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Assets:		
Cash	$	79,111
Deposit with Clearing Broker-Dealer		250,000
Prepaid Expenses		5,290
Internal-Use Software		484,856
Total Assets	$	819,257

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	76,637
Due to Related Party		32,265
Total Liabilities		108,902
Commitments and Contingencies (Note 4)		
Member's Equity		710,355
Total Liabilities and Member's Equity	$	819,257

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

KARMEQ, LLC (the "Company"), is a Delaware Limited Liability Company formed on November 21, 2018. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) on August 6, 2020, and is a member of the Financial Industry Regulatory Authority (FINRA). All trades are cleared through other brokers on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States. We have elected to present only the portion of the year covered by FINRA and SEC membership.

Risks and Uncertainties
The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liabilities in the normal course of business. As of December 31, 2020, the Company had cash of approximately $79,000. During the period from August 6, 2020 to December 31, 2020, the Company had net loss of approximately $76,000 and net cash used in operating activities of approximately $44,000. The Company's ability to generate positive cash flows from operations is dependent upon its ability to generate revenue to generate sufficient cash flows to meet its obligations on a timely basis and ultimately to attain successful operations.

Successful completion of the Company's trading platform, customer development program, and ultimately, the attainment of profitable operations are dependent upon future events, including acquiring and maintaining customers, and achieving a level of transactions processed to support the Company's cost structure. The Company is subject to a number of risks common to brokerage-based companies, including limited operating history, dependence on customer demands, the successful development and marketing of its products and services, and competition within the brokerage industry. The Company plans to generate the necessary cash flow over the next year based upon operating results and member's contributions.

Cash
Cash consists of cash held in checking and savings accounts.

Deposit with Clearing Broker-Dealer
The clearing broker requires the Company to have a reserve amount of $250,000 to ensure the Company's performance with its obligations under the Fully Disclosed Clearing Agreement with the clearing broker.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Advertising

Advertising costs are expensed as incurred. Total advertising expense for the period August 6, 2020 through December 31, 2020 was $1,348.

Income Taxes

The Company is treated as a disregarded entity for Federal Income Tax purposes. Consequently, Federal income taxes are not payable, or provided for by the Company. The member is taxed individually on the Company's earnings. California has an annual LLC filing requirement and fees are accrued at the Company level in the amount of $800 for the period from August 6, 2020 through December 31, 2020.

The Company determined that there are no uncertain tax positions that require financial statement recognition. The tax returns of the single member, which as noted above include the earnings of the Company, remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2018 and 2019 Federal and California income tax returns are currently open for examination.

Allocation of Income and Losses

The Company is a single member LLC. The net income of the Company is allocated to the sole member.

Operating Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases, and makes certain changes to the accounting for leases, including recognizing a right to use asset and lease liability for all lease agreements. The company currently has no operating or finance leases to report.

Internal-Use Software, Net

The Company capitalizes certain qualified costs incurred in connection with the development of the KARMEQ.com platform. Capitalization of such costs begins when the preliminary project stage is completed; management, with the relevant authority, authorizes and commits to the funding of the software project and it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the criteria together with costs incurred for training and maintenance are expensed as incurred. The Company capitalized $115,318 during the period from August 6, 2020 through December 31, 2020. The Company amortizes these costs over the estimated useful life of the related asset, generally three years. There was no amortization expense for the period August 6, 2020 through December 31, 2020 as the platform has not been placed into service.

Impairment of Long-Lived Assets

The Company accounts for its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-05, *Impairment or Disposal of Long-Lived Assets*. Long-lived assets, including internal-use software, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized based on the excess of the carrying amount of the asset above the fair value of the asset.

Recent Accounting Pronouncements

In May 2014, as part of its ongoing efforts to assist in the convergence of US GAAP and International Financial Reporting Standards ("IFRS"), the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606). The new guidance sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed in US GAAP. The underlying principle of the new standard is that a business or other organization will recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in the prior accounting guidance.

ASU 2014-09 provides alternative methods of initial adoption and became effective for private companies for annual periods beginning after December 15, 2018. The FASB has issued several updates to the standard which i) defer the original effective date from January 1, 2018 to January 1, 2019, while allowing for early adoption as of January 1, 2018 (ASU 2015-14); ii) clarify the application of the principal versus agent guidance (ASU 2016-08); and iii) clarify the guidance on inconsequential and perfunctory promises and licensing (ASU 2016-10). In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers* (Topic 606) *Narrow-Scope Improvements and Practical Expedients*, to address certain narrow aspects of the guidance including collectability criterion, collection of sales taxes from customers, noncash consideration, contract modifications, and completed contracts. This issuance does not change the core principle of the guidance in the initial topic issued in May 2014. In June 2020, FASB issued ASU 2020-05, *Revenue from Contracts with Customers* (Topic 606) *and Leases* (Topic 842): *Effective Dates for Certain Entities*, which defers the required effective date of ASU 2014-09 for one year. Early adoption is permitted. The Company adopted this standard effective August 6, 2020 and it had no effect on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), that amended the accounting guidance related to lease accounting. The guidance requires lessees, at lease inception, to record on their balance sheets a lease liability for the obligation to make lease payments and a right-of-use ("ROU") asset for the right to use the underlying asset for the lease term. Lessees may elect to not recognize lease liabilities and ROU assets for leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU will be based on the liability, adjusted for lease prepayments, lease incentives, and the lessee's initial direct costs. For operating leases, lease expense will generally be recognized on a straight-line basis over the lease term. The amended lessor accounting model is similar to the current model, updated to align with certain changes to the lessee model and the new revenue standard. In November 2019, FASB issued ASU 2019-10, which defers the required effective date for periods beginning after December 15, 2020. In June 2020, the FASB issued ASU 2020-05 *Revenue from Contracts with Customers* (Topic 606) *and Leases* (Topic 842*): Effective Date for Certain Entities*, which defers the required effective date of ASU 2014-09 for one year. The Company adopted this standard effective August 6, 2020 and it had no effect on the financial statements.

Recent Accounting Pronouncements (continued)

In June 2016, the FASB issued ASU 2016-13-*Financial Instruments-Credit Losses* (Topic 326). The ASU requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, using the Current Expected Credit Losses ("CECL") model in measuring credit losses, and enhancement of disclosures regarding credit risk. Under CECL, expected credit losses will be measured using historical experience, current conditions, and reasonable and supportable forecasts. This ASU affects loans, debt securities, net investments in leases, off-balance-sheet credit exposures, and any other financial assets that are not excluded from the scope, and that have the contractual right to receive cash. ASU No. 2016-13 is amended by ASU Nos. 2018-19, 2019-04, 2019-05, 2019-10, and 2019-11. For public business entities that are U.S. Securities and Exchange Commission filers, Topic 326 is effective for annual periods beginning after December 31, 2019. The Company has adopted ASU 2016-13 effective August 6, 2020. The adoption of this ASU had no impact on the financial statements.

In August, 2018, the FASB issued ASU 2018-13, *Fair Value Measurement* (Topic 820): *Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.* ASU 2018-13 removes or modifies certain disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The adoption had no effect on the financial statements.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the company had net capital of $220,209 which was $206,596 in excess of its net capital requirement of $13,613. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1.

The Company clears all of its customer transactions through another Broker-Dealer on a fully disclosed basis, and therefore, claims an exemption from Rule 15c3-3.

(4) Commitments and Contingencies

From time to time, the Company may be involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion any such legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

(5) Related Parties

The Company has an expense sharing agreement with a related company whereby the Company accrues a payable for certain expenses paid on the Company's behalf. These expenses include rent, telecommunication services, administrative assistance, and other office expenses. For the period August 6, 2020 through December 31, 2020, expenses incurred by the Company with respect to the expense sharing agreement totaled $16,206. As of December 31, 2020 the amount owed to the related party under this agreement was $32,265. These funds will be repaid as cash flows permit.

(6) COVID-19

The COVID-19 pandemic is not expected to have a significant impact on the Company. Management has determined that there is no material uncertainty that casts doubt on the Company's ability to continue as a going concern. It expects that COVID-19 might have some impact, though not significant, for example, in relation to expected future performance, or the effects on some future asset valuations.

(7) Subsequent Events

The Company has evaluated subsequent events through February 9, 2021, the date which the financial statements were issued, and noted no items requiring further disclosure.